FORM 18-K
          For Foreign Governments and Political Subdivisions Thereof


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ANNUAL REPORT

                                      of

                           PROVINCE OF NEW BRUNSWICK
                                    CANADA
                             (Name of Registrant)

                Date of end of last fiscal year: March 31, 2002
                            SECURITIES REGISTERED *
                         (As of close of fiscal year)


================================================================================

                                Amounts as to                 Names of
   Title of issue            which registration             exchanges on
                                is effective              which registered
----------------------   ----------------------------   ------------------------
       N/A                          N/A                          N/A

================================================================================


         Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                              HON. PAMELA WALLIN
                          Canadian Consulate General
                          1251 Avenue of the Americas
                              New York, NY 10020

              or
     BRIAN SCHUMACHER                                     DAVID MURCHISON
Canadian Consulate General                          Canadian Consulate General
1251 Avenue of the Americas                         1251 Avenue of the Americas
    New York, NY  10020                                New York, NY  10020

                                  Copies to:
     JOHN W. WHITE                                       BRYAN MACDONALD
Cravath, Swaine & Moore                               Assistant Deputy Minister
   Worldwide Plaza                                       Treasury Division
  825 Eighth Avenue                                  Province of New Brunswick
 New York, NY  10019                                     P.O. Box 6000
                                                 Fredericton, NB, Canada E3B 5H1


* The Registrant is filing this annual report on a voluntary basis.


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                                                                             2


The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

     (a) The general effect of any material modifications, not previously reported, on the rights of the holders of such securities.

          None.

     (b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

          None.

     (c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

          None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

     (a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item).

          Reference is made to page 29 of Exhibit (d) hereto.

     (b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

          Reference is made to page 29 of Exhibit (d) hereto.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

          Reference is made to pages 48 and 49 of Exhibit (d) hereto.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

          (1) Total amount held by or for the account of the registrant.

     As at March 31, 2002, the total amount held by or for the account of the registrant was as follows:




      Date of Maturity  Interest Rate (%)    Series       Amount Outstanding       Amount held in Sinking Fund      Date Issued
      ----------------  -----------------    ------       ------------------       ---------------------------      -----------
            1 Oct 2002        7 1/8            EL         US$257,000,000           US$17,630,000                    Oct 1992
                                                                                                                    Dec 1993
          29 June 2004        7 5/8            EY            200,000,000              17,000,000                    June 1994
          20 June 2005        6 1/2            FH            150,000,000              49,455,000                    June 1995
           15 Feb 2013        7 5/8            EO            200,000,000              12,400,000                    Feb 1993
           15 Aug 2013        6 3/4            ET            200,000,000              53,567,000                    Sept 1993
            3 Mar 2018        9 1/2            DM            139,005,000                      --                    Mar 1988
           15 May 2020        9 3/4            DU            200,000,000               5,000,000                    May 1990
            1 May 2022        8 3/4            EI            200,000,000                      --                    May 1992





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                                                                             3


          (2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

               Not practicable to furnish.

          (3)  Total amount otherwise outstanding.



                                                                    Amount
                                                                  Otherwise
Date of Maturity     Interest Rate (%)    Series                 Outstanding       Date Issued
----------------     -----------------    ------                 -----------       -----------
   1 Oct 2002            7 1/8             EL                 US$239,370,000          Oct 1992
                                                                                      Dec 1993
 29 June 2004            7 5/8             EY                    183,000,000         June 1994
 20 June 2005            6 1/2             FH                    100,545,000         June 1995
  15 Feb 2013            7 5/8             EO                    187,600,000          Feb 1993
  15 Aug 2013            6 3/4             ET                    146,433,000         Sept 1993
   3 Mar 2018            9 1/2             DM                    139,005,000          Mar 1988
  15 May 2020            9 3/4             DU                    195,000,000          May 1990
   1 May 2022            8 3/4             EI                    200,000,000          May 1992



     (b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

          The Province of New Brunswick sinking fund is a general investment type fund. The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

     (a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

          Reference is made to pages 30, 48 and 49 of Exhibit (d) hereto.

     (b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

          Reference is made to page 48 of Exhibit (d) hereto.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

     Reference is made to pages 18 to 26 and 45 to 47 of Exhibit (d) hereto.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

          None.



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                                                                             4


     (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

          Not applicable.

     This annual report comprises:

     (a)  Pages numbered 1 to 5 consecutively.

     (b)  The following exhibits:

          (d)  Current Province of New Brunswick Description.

          (e) Audited Financial Statements of the Province of New Brunswick for the fiscal year ended March 31, 2002, as published in the Public Accounts.

          (f)  Consent of the Auditor General of the Province of New
               Brunswick.

          (g) Audited Financial Statements of New Brunswick Power Corporation for the fiscal year ended March 31, 2002, as published in its annual report.

          (h)  Consent of Deloitte & Touche.



This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.


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                                                                             5


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, Canada on the 31st day of December, 2002.




                                     Province of New Brunswick




                                     By:  /s/ Bryan MacDonald
                                         -----------------------------
                                     Bryan MacDonald
                                     Assistant Deputy Minister
                                     Treasury Division
                                     Department of Finance



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                                                                             6



                                 EXHIBIT INDEX


(d)  Current Province of New Brunswick Description.

(e) Audited Financial Statements of the Province of New Brunswick for the fiscal year ended March 31, 2002 as published in the Public Accounts.

(f)  Consent of the Auditor General of the Province of New Brunswick.

(g) Audited Financial Statements of New Brunswick Power Corporation for the fiscal year ended March 31, 2002 as published in its annual report.

(h)  Consent of Deloitte & Touche.